SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Men's Wearhouse, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587118100
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,718,779 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,718,779 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,718,779 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,136,245 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,136,245 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,136,245 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,718,779 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,718,779 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,718,779 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 7, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 15, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on January 14, 2014 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on February 25, 2014 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value (the "Common Stock") of The Men's Wearhouse, Inc., a Texas corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital");

(ii) Eminence GP, LLC, a Delaware limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to shares of Common Stock held for the accounts of:

(i) Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Partners Leveraged, L.P., a Delaware limited partnership ("Eminence Leveraged"); Eminence Eaglewood Master, L.P., a Delaware limited partnership ("Eminence Eaglewood"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the "Partnerships"); as well as Eminence Fund Master, Ltd., a Cayman Islands exempted company ("Eminence Offshore Master Fund"), Eminence Fund Leveraged Master, Ltd., a Cayman Islands exempted company (“Eminence Offshore Leveraged Master Fund", and together with Eminence Offshore Master Fund, the "Master Funds”) and Eminence Fund Long, Ltd., a Cayman Islands exempted company ("Eminence Offshore Long"). The Partnerships, Master Funds and Eminence Offshore Long are collectively referred to as the "Eminence Funds"; and

(ii) a separately managed account (the “SMA”).

Eminence Capital serves as the investment manager to the Eminence Funds and the investment adviser to the SMA. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler. Eminence Capital may be deemed to have shared voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 6 of 10 Pages

Eminence GP serves as general partner or manager of the Partnerships and the Master Funds and may be deemed to have shared voting and dispositive power over the Shares held for the accounts of the Partnerships and the Master Funds.

Mr. Sandler is the Chief Executive Officer and Chief Investment Officer of Eminence Capital, and the Managing Member of Eminence GP and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by the Eminence Funds and the SMA, as applicable.

(b) The address of the principal business and principal office of Eminence Capital and Eminence GP is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

(c) The principal business of Eminence Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Master Funds. Mr. Sandler serves as the Chief Executive Officer and Chief Investment Officer of Eminence Capital and as the Managing Member of Eminence GP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Eminence GP is a limited liability company organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 587118100	SCHEDULE 13D/A	Page 7 of 10 Pages

The Reporting Persons used approximately $240,142,800 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Eminence Funds and the SMA for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 16, 2014, Eminence Capital, the Issuer and Jos. A. Bank Clothiers, Inc., as successor to Java Corp., entered into an Amendment to the Agreement (the "Amendment"). Pursuant to the Amendment, the parties thereto agreed to increase the maximum percentage of the Issuer's Common Stock that the Eminence Parties are entitled to beneficially own during the Standstill Period from 10% to 12%. The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 6 to this Amendment No. 4 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 5,718,779 shares of Common Stock, constituting approximately 11.9% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 48,101,138 shares of Common Stock outstanding (which number excludes 133,497 shares classified as treasury stock) as of November 28, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended November 1, 2014 filed with the Securities and Exchange Commission on December 11, 2014.

(i)	Eminence Capital:
	(a)	As of the date hereof, Eminence Capital may be deemed the beneficial owner of 5,718,779 shares of Common Stock.
Percentage: Approximately 11.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,718,779 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,718,779 shares of Common Stock

CUSIP No. 587118100	SCHEDULE 13D/A	Page 8 of 10 Pages

(ii)	Eminence GP:
	(a)	As of the date hereof, Eminence GP may be deemed the beneficial owner of 5,136,245 shares of Common Stock.
Percentage: Approximately 10.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,136,245 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,136,245 shares of Common Stock
(iii)	Mr. Sandler:
	(a)	As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 5,718,779 shares of Common Stock.
Percentage: Approximately 11.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,718,779 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 5,718,779 shares of Common Stock

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 16, 2014, Eminence Capital entered into the Amendment, the terms of which are described in Item 4 of this Amendment No. 4. A copy of such agreement is attached as Exhibit 6 to the Schedule 13D and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this

Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 7 to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
6	Amendment, dated December 16, 2014.
7	Joint Filing Agreement, dated December 18, 2014

CUSIP No. 587118100	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 18, 2014

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP,
and as Managing Member of Eminence GP, LLC

CUSIP No. 587118100	SCHEDULE 13D/A	Page 10 of 10 Pages

Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker and include brokerage commissions.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
10/29/2014	13,112	$47.02
11/3/2014	23,275	$46.72
11/4/2014	10,317	$46.50
11/10/2014	1,200	$45.54
12/1/2014	(43,842)	$46.72
12/1/2014	43,842	$46.72
12/16/2014	1,125,000	$41.88